Nomura International plc

Form A Schedule B Section II re Q14

Both arrangements have also been keyed directly on EDGAR

Relates to Question No.	Firm or Organization Name	SEC File Number	CRD Number	NFA Number	IARD Number	UIC Number	CIK Number	Business Address	Effective Date (MM DD YYYY)	Termination Date (MM DD YYYY)	Nature of the Control or Agreement
14	Nomura Europe Holdings plc	-	-	0455943	-	549300IU15NXFPV2FC82	-	1 Angel Lane, London EC4R 3AB, UK	03 30 1999	N/a	By virtue of the applicant being a 100% owned subsidiary of Nomura Europe Holdings plc (NEHS), NEHS sets the overall strategy for its group entities but it is up to the individual Boards to ensure the strategy is appropriate for the individual company and to implement it. The applicant has delegated certain matters to the NEHS board level committees, however, any applicant-specific matters to the applicant's Board and any related decisions required are made by that Board. When a committee makes any recommendation it is always clear to which Board they are recommending the requisite approval.
14	Nomura Holdings, Inc	-	-	0235033	-	549300B3CEAHYG7K8164	0001163653	1 13-1 Nihonbashi 1 -Chome Chuo-Ku, Tokyo 103-8645, Japan	03 30 1999	N/a	By virtue of being part of the Nomura Group (applicant is 100% owned subsidiary of Nomura Europe Holdings plc which is a 100% owned subsidiary of Nomura Holdings, Inc), the applicant will operate within group risk appetite and policy frameworks, adapted to adhere to local requirements as appropriate.